UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 19, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 19, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR TO TRADE ON TSX NOVEMBER 20, 2008

VANCOUVER, BC CANADA, November 19, 2008 --(Amex: DEJ / TSX-V: DEJ) Mr. Robert L. Hodgkinson, Chairman and CEO of Dejour Enterprises announces the Company has met all final regulatory conditions to have its common shares trade on the Toronto Stock Exchange, effective November 20, 2008, under the symbol TSX: DEJ. As of today’s market close the Company will cease to trade under the symbol TSX-V:DEJ.

Mr. Hodgkinson states “The move to the Toronto Stock Exchange, Canada’s largest and one of the premiere exchanges in the Americas is yet another significant accomplishment for Dejour. We are very pleased, despite the current market turmoil, that the Company has been able to continue to execute its business plan on target”.

In 2008, Dejour operational achievements include:

–

NI 43-101 proven and probable reserve values in excess of C$70M (30-06-08 Constant dollar)

–

Initial production and revenue base from the Canadian operations

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Industry recognized executive team with qualified independent directors

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Operational control of 120,000 acres in the Piceance/Uinta Basins of Colorado and Utah

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Initial land position (6352 acres) in NE British Columbia's prolific Montney natural gas trend

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Establishment of multiple E&P joint ventures with leading Rocky Mountain independents, Laramie Energy LLC lI and Fidelity E&P (NYSE:MDU), to explore over 35,000 acres of Dejour Piceance and Uinta Basin properties

Dejour is acutely aware of the current financial and commodity market volatility. Operational control and long lease life of its properties provide the Company with maximum flexibility in executing its 2009 plan, focusing on liquidity and careful asset growth.

About Dejour

Dejour Enterprises Ltd., a high growth oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of flagship properties in two of North America’s most prolific energy regions: 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and Toronto Venture Exchange (TSX-V: DEJ).

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com